Exhibit 99.4

FORM OF LETTER TO REGISTERED HOLDERS OF COMMON STOCK

BANK OF FLORIDA CORPORATION

Up to 38,873,694 Shares of Common Stock To Be Issued Upon Exercise of Subscription Rights

March       , 2010

Dear Stockholder:

Bank of Florida Corporation (“us”, “we”, “our” or the “Corporation”) is conducting an offering (the “Rights Offering”) of shares of our common stock (the “Common Stock”), which will be issued upon the exercise of non-transferable subscription rights (the “Subscription Rights”), which are being distributed to all holders of record of the Common Stock as of 5:00 p.m., Eastern Time, on March 8, 2010 (the “Record Date”). The Subscription Rights and the Rights Offering are described in the prospectus, which is enclosed with this letter (the “Prospectus”).

In the Rights Offering, we are offering up to an aggregate of 38,873,694 shares of the Common Stock to be issued upon the exercise of the Subscription Rights, subject to our right, exercisable in our sole discretion, to issue up to 44,600,000 additional shares to accommodate oversubscription requests that we may receive under the terms of the Rights Offering and/or to facilitate sales of shares to new investors in the supplemental offering that we are undertaking concurrently with the Rights Offering, all of which is described further in the Prospectus. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., Eastern Time, on April 16, 2010, unless we elect in our sole discretion to extend the period of the Rights Offering beyond this date (as such date may be extended, the “Expiration Date”).

As described in the Prospectus, you will receive three Subscription Rights for each whole share of Common Stock you owned at 5:00 p.m., Eastern Time, on the Record Date. Each Subscription Right will allow you to subscribe to purchase one share of Common Stock (the “Basic Subscription Right”) at a subscription price of $             per share. For example, if you owned 1,000 shares of Common Stock on the Record Date, you would receive 3,000 Subscription Rights and would have the right to purchase 3,000 shares of Common Stock for $             per share pursuant to your Basic Subscription Right.

In addition, if you exercise your Basic Subscription Right in full, you will be eligible to subscribe to purchase additional shares of Common Stock, subject to the conditions and limitations described further in the Prospectus (the “Oversubscription Opportunity”). We offer no assurances that any subscription requests that you may submit pursuant to the Oversubscription Opportunity will be fulfilled in whole or in part.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy under your Basic Subscription Right and pursuant to the Oversubscription Opportunity to Pacific Coast Bankers’ Bank, the escrow agent, by no later than 5:00 p.m., Eastern Time, on the Expiration Date. Any excess subscription payments will be returned, without interest, to you by the escrow agent as soon as practicable following the completion of the Rights Offering.

Your Subscription Rights are evidenced by rights certificates issued in your name (the “Rights Certificates”). Your Subscription Rights are non-transferable, meaning that you may not sell, transfer or assign your Rights Certificate to anyone else.

Enclosed for your additional information are copies of the following documents:

•	Prospectus;
•	Rights Certificate;
•	Instructions For Use of Bank of Florida Corporation Rights Certificates
•	Notice of Guaranteed Delivery for Rights Certificates; and
•	A return envelope addressed to Pacific Coast Bankers’ Bank, acting as our escrow agent.

The documents listed above provide additional information on the Rights Offering, the Corporation and the steps you must take if you wish to exercise all or some of your Subscription Rights. You should read all of these documents carefully in their entirety. Additional copies of the enclosed materials may be obtained from Regan & Associates, Inc., the Information Agent, at 1-800-737-3426 (toll free).

Very truly yours,

Michael T. Putziger	Michael L. McMullan
Chairman of the Board	Chief Executive Officer